Filed pursuant to Rule 433
June 15, 2010
Relating to Prospectus dated February 19, 2009
Registration Statement No. 333-157405
Effective June 15, 2010, the Duke Energy Investor Relations Department will serve as Custodian of the InvestorDirect Choice Plan. As a result, please note that the description of the Custodian in the prospectus dated February 19, 2009, has changed as set forth below:
Custodian Language — Change to Page 4
The second paragraph under Administration of the Plan on page 4 should be deleted in its entirety and the following paragraph substituted in its place:
Our Investor Relations Department also serves as Custodian of the Plan. The Custodian holds shares registered in the Plan’s nominee name representing the aggregate number of whole shares of our common stock purchased under, or deposited for safekeeping into, the Plan and credited to participants’ Accounts. The Administrator will forward funds to be used to purchase shares of our common stock in the open market to an Independent Agent that we have selected. The Independent Agent is responsible for purchasing and selling shares of our common stock in the open market for participants’ Accounts in accordance with the Plan.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (800) 488-3853 between 8:00 a.m. and 5:00 p.m. ET Monday through Friday